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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
    (Amendment No.   )*

GLOBAL INVESTOR SERVICES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

76130805

(CUSIP Number)

Annette Raynor, Wealth Engineering LLC, 281 Highway 34, Colts Neck, NJ  07722 (732) 889-4309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	76130805	Page	2	of	10	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wealth Engineering LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)					(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,731,893
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,731,893
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,731,893 sole voting and sole dispositive power.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No.	76130805	Page	3	of	10	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario Romano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)					(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,731,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,731,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,731,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN/HC

CUSIP No.	76130805	Page	4	of	10	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gina Romano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)					(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,731,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,731,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,731,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN/HC

CUSIP No.	76130805	Page	5	of	10	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Annette Raynor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)					(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,731,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,731,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,731,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN/HC

CUSIP No.	76130805	Page	6	of	10	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Raynor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)					(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,731,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,731,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,731,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN/HC

Item 1.  Security and Issuer Identity and Background

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $.001 per share (“Common Stock”), of Global Investor Services, Inc., a Nevada corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 287 East 950 South, Orem, Utah 84058.

Item 2.  Identity and Background

(a)	This Schedule 13D is filed on behalf of Wealth Engineering LLC (“Wealth Engineering”), Mario Romano, Gina Romano, Annette Raynor and Kevin Raynor (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 281 Highway 34, Suite 204B, Colts Neck, NJ 07722.

(c)
Wealth Engineering markets on-line financial education software and services.  Wealth Engineering functions in the capacity of business development for these products and actively markets the products of the Issuer.  Mario Romano is the President and Chief Executive Officer of Wealth Engineering.  Gina Romano is a member of the Board of Managers of Wealth Engineering. Annette Raynor is the Vice President, Chief Operating Officer, Secretary and a member of the Board of Managers of Wealth Engineering.  Kevin Raynor is a member of the Board of Managers of Wealth Engineering.  Mario Romano and Gina Romano are husband and wife.  Kevin Raynor and Annette Raynor are husband and wife.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Wealth Engineering is a New Jersey limited liability company. Each of Mario Romano, Gina Romano, Annette Raynor and Kevin Raynor is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Wealth Engineering funded the acquisition of the Issuer’s securities described in this Schedule 13D with working capital and funds available for investment.  In addition, 10,000,000 shares were acquired in exchange for services rendered by Wealth Engineering to the Issuer and certain shares were contributed to Wealth Engineering in exchange for membership interests in Wealth Engineering.

Item 4.  Purposes of Transactions

Wealth Engineering acquired the securities for investment purposes, and the acquisitions of the securities were made in the ordinary course of business  and were not made for the purpose of acquiring control of the Issuer.

None of the Reporting Persons has formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act, as amended or (j) any action similar to those enumerated above; however, the Reporting Persons at any time and from time to time, may acquire additional securities or dispose of any or all of the securities owned by them depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.  In addition pursuant to an Agreement between Wealth Engineering and the Issuer dated as of September 23, 2010, Wealth Engineering was entitled to designate an individual to serve as a member of the Issuer’s Board of Directors.  The designee was appointed to the Issuer’s Board of Directors on March 3, 2011.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is 43,731,893 shares, or approximately 6.9% of the class of securities identified in Item 1 based on 632,039,736 shares of Common Stock outstanding as of April 21, 2011, as reported in the Issuer’s Schedule 14C Information Statement filed with the Securities and Exchange Commission on April 26, 2011.

(b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or indirect the disposition for the Reporting Persons is set forth in Items 7 to 10 of pages 2-6 of this Schedule 13D and such information is incorporated herein by reference.

(c) Except as described above, none of the Reporting Persons has had any transactions in the class of securities reported herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between any of the Reporting Persons and any other person with respect to any securities of the Issuer,  including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

No. 1.	Exhibit

1.	Joint Filing Agreement

Agreement dated as of September 23, 2010 between Issuer and Wealth Engineering LLC (incorporated by reference to Exhibit 10.6 to the Issuers Repot on Form 8-K filed with the Securities and Exchange Commission on September 23, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 17, 2011

Wealth Engineering LLC

By:	/s/Annette Raynor
Name:	Annette Raynor
Title:	Vice President and Chief Operating Officer

/s/Mario Romano
Mario Romano

/s/ Gina Romano
Gina Romano

/s/Annette Raynor
Annette Raynor

/s/Kevin Raynor
Kevin Raynor